Alberto Dibella, Chief Executive Officer
Enviro Voraxial Technology, Inc.
821 NW 57th Place
Fort Lauderdale, FL 33309

Re: **Enviro Voraxial Technology, Inc.**
Registration Statement on Form SB-2
Amendment No. 2
Filed November 30, 2007
File No. 333-140929

Amendment 1 to Form 10-KSB for the Fiscal Year Ended December
31, 2006 filed November 30, 2007
Amendment 1 to Form 10-QSB for the Fiscal Quarter Ended March
31, 2007 filed November 30, 2007
File No. 0-30454

Dear Mr. DiBella:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form SB-2/A No. 2 Filed November 30, 2007

Consolidated Financial Statements, page F-1

1.   Please amend your Form 10-KSB and Forms 10-QSB as necessary to comply
      with our Form SB-2/A comments.
Consolidated Statements of Operations, page F-4

2.   We note that you recorded a gain on sale of assets of $2,142 in fiscal 2005. If you recognize a gain or loss that is not a component of an entity, you should include that amount in income from continuing operations before income taxes. Since you present a subtotal for "loss from operations," the gain should be included in that amount. See paragraph 45 of SFAS 144. Please revise.

Consolidated Statements of Changes in Cash Flows, page F-5

3.   We note that you have included common stock issued for consulting services as a supplemental non-cash activity at the base of the statement in accordance with paragraph 32 of SFAS 95. Please tell us why you have only included $40,000 as a non-cash activity when it appears you additionally issued common stock options with a fair value of $446,676 on a non-cash basis. Please revise or advise.

Note C - Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

4.   Please refer to prior comment 4. We note from your response that the registration statement has been revised to address our comment. However, we note no changes were made to the document, therefore we reissue the comment. You recognize revenue upon customer acceptance of shipment.   We note that you have installed several units to date at customer sites. Tell us and revise the filing to disclose the impact of post shipment obligations, including installation, or customer acceptance provisions. Refer to SAB 104 and SFAS 48 as necessary.

5.   Please refer to prior comment 5. We note from your response that the registration statement has been revised to address our comment. However, we note no changes were made to the document, therefore we reissue the comment. We note the disclosure on page 15 that you ship units on a trial and rental basis. Please tell us and revise to disclose the arrangement under which you rent or loan equipment. Specifically, address the contractual terms and how you account for these arrangements.

6.   In this regard, please explain and support your accounting policy for demonstration equipment held at third-party sites.

Note G – Capital Transactions, page F-13

7.   Please refer to prior comment 6. We note from your response that the registration statement has been revised to address our comment. However, we note no changes were made to the document, therefore we reissue the comment. We see that during 2005 and 2006, you separately issued 1,468,333 and 2,232,000 shares of restricted common stock in private placements. Please revise the filing to provide additional details of these private placements. Specifically, revise to include the restrictions placed on the common stock issued.

Exhibit 5.1

8.   The opinion on legality required by Regulation S-B Item 601(b) (5) must opine to the laws of a corporate issuer's state of incorporation. It is inappropriate to assume the laws of such state are analogous or similar to laws of another state. Please revise accordingly.

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2007

9.   If you restate the financial statements in responding to our comments, the restated financial statement must be labeled "restated." The financial statements must also include the disclosures as required by paragraph 26 of SFAS 154 or tell us why no such disclosure is required.

Consolidated Balance Sheet, page 3

10.   We note that your common stock and additional paid-in capital disclosed on the face of your balance sheet does not agree with the amounts on your statement of stockholder's equity or the stockholder's information on page F-4 of your Form SB-2/A filed November 30, 2007. This comment also applies to your Form 10-QSB for the fiscal quarters ended September 30, 2007 and June 30, 2007. Please revise as necessary.

Consolidated Statements of Changes in Cash Flows, page 6

11.   Please refer to prior comment 10. We note that you continue to include options issued for accrued salaries as cash flow from financing activities. Please revise the cash flow statement to disclose information about the non-cash financing activity in a separate schedule or in a narrative form following SFAS 95,

paragraph 32. Note, only the cash portion should be reported in the statement of cash flows. Revise or advise.

Note E. Capital Transactions, page 8

12.   Please refer to prior comment 11. We note the disclosure on page F-8 in the Form SB-2/A filed November 30, 2007 which identifies the fair value of the 2,000,000 common stock options issued was $360,000. It appears that you improperly valued the common stock options at issuance and subsequently restated the fair value. Accordingly, please restate your financial statements to properly record the compensation expense of $360,000 or tell us why no such revision is necessary with appropriate references to SAB 108.

13.   We note the disclosure on page F-7 of the Form SB-2/A which identifies various warrant and common stock option issuances which were modified in January 2007. We note there appears to be no disclosure of these transactions in your Form 10-QSB/A. Furthermore, it appears no related compensation expense was recorded during the three month period ended March 31, 2007. Please revise the filing to clearly disclose and account for these modifications or tell us why no such revision is necessary with appropriate references to SAB 108.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions on the comments above, please call Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554. Please contact Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Brian Perlman, Esq.
        Via Facsimile (954) 713-7700